UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

(Amendment No. 2)

Aravive, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03890D108

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invus Public Equities, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invus Public Equities Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Artal International S.C.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Artal Group S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

CUSIP No. 03890D108	13G

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mr. Amaury Wittouck
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 12,182,037*
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 12,182,037*
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,182,037*
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.9%*
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

*

Invus Public Equities, L.P. holds 4,572,515 shares of Common Stock and warrants to purchase an additional 7,609,522 shares of Common Stock, subject to a 9.99% beneficial ownership limitation in the warrants. As a result, as of December 31, 2022, the Reporting Persons beneficially owned an aggregate of 6,132,553 shares of Common Stock, consisting of (i) 4,572,515 shares of Common Stock and (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants. Calculations are based on (i) 59,826,881 shares of Common Stock outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 shares of Common Stock issuable upon exercise of certain of the warrants, which due to the beneficial ownership limitation is the maximum number of shares that could be issued upon exercise of the warrants as of December 31, 2022. See Item 4.

Item 1(a).	Name of Issuer:

Aravive, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

River Oaks Tower, 3730 Kirby Drive, Suite 1200, Houston, Texas 77098

Item 2(a).	Name of Person Filing:

Item 2(b).	Address of Principal Business Office or, if none, Residence:

Item 2(c).	Citizenship:

(i) Invus Public Equities, L.P. (“Invus Public Equities”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Bermuda limited partnership

(ii) Invus Public Equities Advisors, LLC (“Invus PE Advisors”)

750 Lexington Avenue, 30th Floor, New York, NY 10022

Citizenship: Delaware limited liability company

(iii) Artal International S.C.A. (“Artal International”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg limited partnership

(iv) Artal International Management S.A. (“Artal International Management”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(v) Artal Group S.A. (“Artal Group”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vi) Westend S.A. (“Westend”)

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Luxembourg société anonyme

(vii) Stichting Administratiekantoor Westend (the “Stichting”)

Claude Debussylaan, 46, 1082 MD Amsterdam, The Netherlands

Citizenship: Netherlands foundation

(viii) Mr. Amaury Wittouck

Valley Park, 44, Rue de la Vallée, L-2661, Luxembourg

Citizenship: Belgium

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share (the “Shares”)

Item 2(e).	CUSIP Number:

03890D108

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

This Item 3 is not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned:

As of December 31, 2022, Invus Public Equities held (i) 4,572,515 Shares, (ii) Pre-Funded Warrants (the “Pre-Funded Warrants”) to purchase 2,174,149 Shares, (iii) Series A Warrants (the “Series A Warrants”) to purchase 2,717,687 Shares and (iv) Series B Warrants (“Series B Warrants”) to purchase 2,717,686 Shares (the Pre-Funded Warrants, the Series A Warrants and the Series B Warrants are together referred to as, the “Warrants”), in each case, subject to the beneficial ownership limitation described below. Invus Public Equities is prohibited from exercising such Warrants if, as a result of such exercise, Invus Public Equities, together with its affiliates and certain other persons for whom beneficial ownership would be aggregated, would beneficially own more than 9.99% of the total number of Shares then issued and outstanding immediately after giving effect to the exercise (the “Beneficial Ownership Limitation”), which percentage may be changed at a holder’s election upon 61 days’ notice to the Issuer. The Reporting Persons disclaim beneficial ownership of any Shares the issuance of which would violate such Beneficial Ownership Limitation.

Invus PE Advisors, as the general partner of Invus Public Equities, controls Invus Public Equities and accordingly may be deemed to beneficially own the Shares held by Invus Public Equities. The Geneva branch of Artal International, as the managing member of Invus PE Advisors, controls Invus PE Advisors and, accordingly, may be deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own. Artal International Management, as the managing partner of Artal International, controls Artal International and, accordingly, may be deemed to beneficially own the Shares that Artal International may be deemed to beneficially own. Artal Group, as the sole stockholder of Artal International Management, controls Artal International Management and, accordingly, may be deemed to beneficially own the Shares that Artal International Management may be deemed to beneficially own. Westend, as the parent company of Artal Group, controls Artal Group and, accordingly, may be deemed to beneficially own the Shares that Artal Group may be deemed to beneficially own. The Stichting, as majority shareholder of Westend, controls Westend and, accordingly, may be deemed to beneficially own the Shares that Westend may be deemed to beneficially own. Mr. Wittouck, as the sole member of the board of the Stichting, controls the Stichting and, accordingly, may be deemed to beneficially own the Shares that the Stichting may be deemed to beneficially own.

(b) Percent of class:

As of December 31, 2022, each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of Shares listed on such Reporting Person’s cover page. Calculations of the percentage of Shares beneficially owned are based on (i) 59,826,881 Shares outstanding as of November 15, 2022, based on information reported in the Issuer’s Proxy Statement filed with the Securities and Exchange Commission on November 30, 2022, plus (ii) 1,560,038 Shares issuable upon exercise of certain of the Warrants, which due to the Beneficial Ownership Limitation is the maximum number of Shares that could be issued upon exercise of the Warrants as of December 31, 2022.

(c) As of December 31, 2022, number of shares as to which Invus Public Equities, Invus PE Advisors, Artal International, Artal International Management, Artal Group, Westend, the Stichting and Mr. Wittouck has:

(i)	Sole power to vote or to direct the vote:

12,182,037*

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

12,182,037*

(iv)	Shared power to dispose or to direct the disposition of:

0

*Subject to the Beneficial Ownership Limitation.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

On February 9, 2022, in connection with an internal reorganization, the Geneva branch of Artal International, the sole stockholder of Artal Treasury Limited, replaced Artal Treasury Limited as the managing member of Invus PE Advisors. Accordingly, Artal Treasury Limited is no longer deemed to beneficially own the Shares that Invus PE Advisors may be deemed to beneficially own and has ceased to be a Reporting Person.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group.

This Item 9 is not applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

INVUS PUBLIC EQUITIES, L.P.

By:	INVUS PUBLIC EQUITIES ADVISORS, LLC, its general partner

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

INVUS PUBLIC EQUITIES ADVISORS, LLC

By:	/s/ Raymond Debbane
Name:	Raymond Debbane
Title:	President

ARTAL INTERNATIONAL S.C.A.

By:	ARTAL INTERNATIONAL MANAGEMENT S.A., its managing partner

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

ARTAL GROUP S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Authorized Person

WESTEND S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Amaury Wittouck
Name:	Amaury Wittouck
Title:	Sole Member of the Board

MR. AMAURY WITTOUCK

/s/ Amaury Wittouck

Dated: February 10, 2023